EXHIBIT 10.11
Letter of Engagement
for
Natural Gas Services – ~~Hometown~~ Homeland Energy Solutions

Steve Dietz			May 15, 2006
Board of Directors
~~Hometown~~ Energy	Homeland Energy Solutions
1822 43rd St SW	951 N Lin	PO Box 435
~~Mason City, IA 50401~~	New Hampton IA
The purpose of this Letter of Engagement (LOE) is to document preliminary understandings and set forth expectations between Hometown Homeland Energy Solutions and Cornerstone Energy, Inc. (Cornerstone) regarding the natural gas supply for Hometown Energy’s proposed ethanol plant near New Hampton, Iowa. While it is recognized that this LOE is a non-binding expression of interest, Cornerstone agrees to work in good faith to accommodate Hometown Energy’s fuel needs and expectations.
Scope of Services
Cornerstone is a full service natural gas supplier capable of providing 100% of Hometown Energy’s fuel requirements from wellhead to burner-tip, specifically including the construction of facilities. Cornerstone serves several thousand customers in the Midwest including many similarly situated ethanol plants. It is Cornerstone’s desire to manage all aspects of Hometown Energy’s fuel needs. The scope of services that are typically involved with such an endeavor and likely applicable to the proposed New Hampton facility would include:
1)	Preliminary physical data gathering (i.e. plant location, pressure requirements, volume projections, in-service date, etc.)

2)	Determine closes proximity of viable and optimum transmission source.

3)	Calculate cost of fuel line connecting the plant to the transmission source.

4)	Analyze and/or negotiate fuel line alternatives.

5)	Obtain and negotiate pipeline “tap” cost/fee.

6)	Provide Hometown a proposal for the construction of the fuel line and all associated natural gas facilities (“turn-key” facilities).

7)	Construct “turn-key” natural gas facilities in compliance with title 49 of the Code of Federal Regulations, subpart 192.

8)	Arrange for operations and maintenance (O&M) of the facilities.

9)	Provide and/or negotiate for interstate pipeline transportation.

10)	Provide and/or negotiate for natural gas commodity.

11)	Provide Hometown a comprehensive risk management plan targeted at mitigating natural gas price volatility and maintaining profitability.

12)	Provide consultation and assist as needed in negotiating electricity agreements.

Supply and Pipeline Alternatives
     As we discussed at our meeting on Wednesday May 10, below are likely supply alternatives and pricing scenarios available based on today’s market conditions.
Northern Natural Gas Tap and Distribution: The existing tap in New Hampton, IA does not have the availability capacity to meet supply requirements of a 100 million gallon ethanol facility. Therefore, discussions should proceed with NNG to determine what the constraints are and also what the impact of NNG’s Northern Lights expansion project may have on flexibility and commitments for Hometown Energy. Alternatives would be identified for NNG to provide transportation to the facility.
NNG Supply Pricing:
•	Supply Cost: Ventura Index plus $.0483 per MMBtu.

•	Balancing and Nominations: Cornerstone will charge $.025 for a full service nomination and balancing program.
o	Cornerstone provides all nomination and scheduling requirements.

o	Customer will not incur daily balancing charges or punitive monthly cash out costs.

o	Monthly cash out based on daily gas cost reconciled to customer’s daily, gas consumption.
Total cost delivered to Hometown Energy will include NNG charges for fuel and commodity transportation costs. In addition, Hometown will likely be required to enter into long term capacity contracts at a 100% load factor rate of approximately $.25 per MMbtu, based upon NNG published tariff rates.
Assuming an average Ventura supply cost of $8.00 per MMbtu, the likely delivered cost of gas will equal $8.4806. ($8.00 plus 1.37% for fuel, .04474 commodity, .25 capacity, $.0483 index premium, $.025 balancing program.)
Cornerstone does not charge a monthly management fee or additional charges for time and travel. As your supplier and provider of service we feel Cornerstone is obligated to provide these services at no additional charge.
Alliance Tap and Distribution: Recent discussions with key Cornerstone supply partners indicate a strong willingness to provide supply off of the Alliance pipeline absent of long term capacity commitments. In addition, our supply partners have significant available capacity to meet the total supply needs of Hometown Energy. This alternative may likely prove to be a better alternative given Hometown’s desire to ultimately develop coal based boiler technology. Preliminary indications are that we can set up a more flexible approach here that ultimately would reduce long-term transportation costs for Hometown.

Alliance pricing will likely be tied to the Chicago City Gate Index without the NNG adders for fuel, capacity and commodity charges. This is a very viable alternative that should be pursued concurrently with the NNG alternative.
Next Step
Subject to the acceptance of this LOE, Cornerstone will proceed working on items 1 through 6 listed above, culminating with an executable proposal to construct the “turn- key” facilities. Since it is Cornerstone’s intent to provide Hometown a total energy solution, such proposal will include long-term natural gas supply alternatives and any other related services desired by the customer. Cornerstone will begin work on these tasks based on “goodwill”; thus, there will be no associated energy management fee or cost. Once the proposal is submitted, neither party will have any obligation to proceed unless and until said proposal is accepted and executed. Any subsequent work will be pursuant to the specific terms and conditions outlined therein.
Cornerstone is highly appreciative of the opportunity to assist Hometown in its endeavor. It is our goal to serve as an energy partner to Hometown, rather than just another supplier. For this reason we have assembled a team of professionals to work on this project, which includes resources with expertise in pipeline engineering, finance & tax supply, transportation, and risk management. I will be your primary contact person and project leader. In addition, Christy Atchison will also be closely involved with this project. Christy and I bring a combined 32 years of experience in the natural gas industry and look forward to providing the best natural gas supply solutions specific to your operational needs.
Once again, thank you for the opportunity to participate in this project. If you have any questions, please call either Christy Atchison at (712)-255-6084 or myself at (218) 878-0675.
If you are in agreement with the contents of this Letter of Engagement, please signify your concurrence by signing below.
I Concur and Approve:

~~Hometown~~ Homeland Energy Solutions		Kind Regards,

By:	/s/ Stephen Eastman	Steven D. Sorenson
Director of Ethanol Services
Title:	President	Cornerstone Energy, Inc.

Date:	6-7-06